EXHIBIT 99.1
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[GRAPHICS OMITTED - LOGO, PHOTOGRAPHS]

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  News Release        -------------       ---------------     ------------
                        Discipline          Opportunity         Strategy

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                  CANADIAN NATURAL RESOURCES LIMITED ANNOUNCES
                 FOURTH QUARTER 2007 UPDATE ON THE PROGRESS OF
                         THE HORIZON OIL SANDS PROJECT
          CALGARY, ALBERTA - FEBRUARY 12, 2008 - FOR IMMEDIATE RELEASE


Canadian Natural Resources Limited ("Canadian Natural") is pleased to provide its regular quarterly update on the Horizon Oil Sands Project ("Horizon Project").

Commenting on fourth quarter progress on the Horizon Oil Sands Project, Real Doucet, Sr. Vice President, Oil Sands stated, "We achieved 90% completion of the Horizon Project by year-end 2007, a major accomplishment, which remains on track for first oil in the third quarter of 2008. The remaining 10%, however, is in many ways the toughest as it is the most labour intensive portion of the Horizon Project. Unfortunately, mid to late January and early February saw a significant deterioration in labour productivity on the construction site as much colder than normal weather seriously curtailed activity. The weather also affected the commissioning schedule of certain plants; however, at present this is not expected to have any impact on our targeted completion of Phase 1."

"As of December 31, 2007 our forecasted total costs of the Horizon Project were at 13.4% over our $6.8 billion Board of Directors authorization. We just completed a thorough review of the productivity that we have recently experienced at the Horizon Project construction site and have determined that should no improvements in productivity be achieved through the remainder of construction, then the cost estimate for Phase 1 of the Horizon Project would need to be increased to 28% above the original $6.8 billion Board authorization. If we can regain targeted labour efficiencies and productivity, this overage could be reduced to approximately 25% above the original $6.8 billion Board authorization. This range of outcomes will result in an on-stream cost of less than $80,000 bbl/d of capacity, including the benefits of the significant pre-build capital invested for Phase 2/3.

In the fourth quarter of 2007, we reached many significant milestones including completion of the tailings pond, filling of the raw water pond and preparing two tanks to receive start-up diluent in January. We have experienced minor slippage in certain non-critical path plants where mechanical completion has moved from the end of the second quarter to early in the third quarter - having no expected impact however on targeted Project completion. Our critical path plants, Delayed Coker / Diluent Recovery Unit and Hydrotreater remain on track for first oil in the third quarter of this year.

In parallel with completing major systems, we are getting ready for operations. Our rate of operations hiring and training has gained significant momentum with 100% of Mining, 89% of Bitumen Extraction, 80% of Upgrading and 76% of Utilities and Offsites staffing requirements hired to date. We have also now awarded all of the maintenance contracts, with these contractors immediately mobilizing to site in the last part of the fourth quarter of 2007.

We remain focused on timely completion of Phase 1, while getting ready to operate the new facilities. Meanwhile, following Board authorization to proceed with Tranche 2 of our next expansion, we were immediately able to award a contract for an additional Ore Prep Plant to an existing contractor that is performing well. In addition, other long lead equipment (Coke Drums and Reactors) for Phase 2/3 will be delivered to site during the first quarter of 2008, as we look forward to successful construction and completion of future phases."


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PROJECT STATUS SUMMARY

                                             SEPTEMBER 30, 2007            DECEMBER 31, 2007           MARCH 31, 2008
                                             ------------------            -----------------           --------------
                                                                                 Q4/07    Original    Q1/08   Original
                                                   ACTUAL            ACTUAL     FORECAST    PLAN     FORECAST   PLAN
                                                   ------            ------     --------    ----     --------   ----

Phase 1 - Work progress (cumulative)                 84%               90%         90%       94%       95%       97%

Phase 1 - Construction capital spending*             89%               99%         99%       92%      110%       97%
(cumulative)

*Relative to overall Phase 1 project capital of $6.8 billion

ACCOMPLISHED TO THE END OF THE FOURTH QUARTER OF 2007

DETAILED ENGINEERING
o Overall detailed engineering 98.5% complete and substantially complete in most areas.

PROCUREMENT
o Overall procurement progress is 99% complete.
o Awarded over $5.6 billion in purchase orders and contracts to date.
o Only one significant contract remains to be awarded for Phase 1 - mechanical for Sulphur Blocking.
o Commenced receipt and site assembly of Mine Operations Equipment (Shovels and Heavy Haul Trucks).
o Operations and maintenance service and supply agreements have been awarded.

MODULARIZATION
o Delivered an additional 54 oversized loads to site for a total of 1,560 loads, representing approximately 94% of the total requirement. Remaining deliveries consist primarily of the balance of required Mine Operations Equipment (Shovels and Heavy Haul Trucks).

CONSTRUCTION
o Overall construction progress is 85% complete.
o Mine overburden removal has moved 49.9 million bank cubic meters, which represents approximately 72% of the total to be moved and is 0.6 million bank cubic meters ahead of schedule.
o Main Control Room Distributed Control Systems equipment powered and tested.
o Commissioned 260kV Transmission line and turned over to operations.
o Commissioned Raw Water Pumphouse and turned over to operations.
o Completed reformer erection in Hydrogen Plant.
o Completed installation and pre-commissioning of CPI Separator Building.
o Completed the closure of Dyke 10 (external tailings pond) in Mining.
o Completed erection of Crushing Plants and conveyors in Ore Preparation Area.
o Completed Primary Separation Cells in Extraction.
o Completed construction of Main Laboratory.

MILESTONES FOR THE FIRST QUARTER OF 2008

o Mechanically Complete Extraction Plant.
o Mechanically Complete Froth Treatment Plant.
o Mechanically Complete Amine Plant.
o Complete Auxiliary Boiler installation in Cogeneration.
o Complete Piping in Heat Integration.


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PLANT AND SYSTEM COMMISSIONING SCHEDULE

COMPLETED
  o  Permanent Potable Water Treatment
  o  Permanent Sewage Treatment
  o  Natural Gas Pipeline
  o  Raw and Recycled Water Pipelines
  o  River Water Intake and Pumphouse
  o  Raw Water Pond and Pumphouse
  o  Recycle Water Pond and Pumphouse
  o  Electrical Distribution System

Q1 2008
  o  Tanks 11 and 12 completed for early diluent fill
  o  Main Piperack
  o  Instrument and Utility Air System
  o  Flare System

Q2 2008
  o  Cogeneration
  o  Cooling and Heating
  o  Delayed Coker / Diluent Recovery Unit
  o  Gas Treating and Sulphur Recovery
  o  West Tank Farm (inter plant)
  o  Sulphur Block Pipelines
  o  Synthetic Crude Oil Pipeline

Q3 2008
  o  Ore Preparation Plant
  o  Extraction
  o  Froth Treatment
  o  Pipeline Corridors
  o  Hydrogen Plant
  o  Hydrotreater
  o  East Tank Farm (product)

A picture gallery providing visual updates on construction progress is available on the Company's website
(HTTP://WWW.CNRL.COM/HORIZON/ABOUT_HORIZON/PHOTO_GALLERY.HTML).

CONFERENCE CALL
A conference call will be held at 7:30 a.m. Mountain Time, 9:30 a.m. Eastern Time on Tuesday, February 12, 2008. The North American conference call number is 1-866-540-8136 and the outside North American conference call number is 001-416-340-8010. Please call in about 10 minutes before the starting time in order to be patched into the call. The conference call will also be broadcast live on the internet and may be accessed through the Canadian Natural website at WWW.CNRL.COM.

A taped rebroadcast will be available until 6:00 p.m. Mountain Time, Tuesday, February 19, 2008. To access the postview in North America, dial 1-800-408-3053. Those outside of North America, dial 001-416-695-5800. The passcode to use is 3252546.


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WEBCAST
This call is being webcast by Vcall and can be accessed on Canadian Natural's website at WWW.CNRL.COM/INVESTOR_INFO/CALENDAR.HTML.

The webcast is also being distributed over PrecisionIR's Investor Distribution Network to both institutional and individual investors. Investors can listen to the call through www.vcall.com or by visiting any of the investor sites in PrecisionIR's Individual Investor Network.

2007 FOURTH QUARTER RESULTS
The Company's results for the fourth quarter of 2007 will be released on February 28, 2008. A conference call will be held on that day at 9:00 a.m. Mountain Time, 11:00 a.m. Eastern Time.

Canadian Natural is a senior oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore West Africa.


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FORWARD-LOOKING STATEMENTS

Certain statements in this document or documents incorporated herein by reference for Canadian Natural Resources Limited (the "Company") constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can generally be identified as such because of the context of the statements including words such as the Company "believes", "anticipates", "expects", "plans", "estimates", "targets", or words of a similar nature.

The forward-looking statements are based on current expectations and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others: general economic and business conditions which will, among other things, impact demand for and market prices of the Company's products; foreign currency exchange rates; economic conditions in the countries and regions in which the Company conducts business; political uncertainty, including actions of or against terrorists, insurgent groups or other conflict including conflict between states; industry capacity; ability of the Company to implement its business strategy, including exploration and development activities; impact of competition; availability and cost of seismic, drilling and other equipment; ability of the Company to complete its capital programs; ability of the Company to transport its products to market; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; ability of the Company to attract the necessary labour required to build its projects; operating hazards and other difficulties inherent in the exploration for and production and sale of crude oil and natural gas; availability and cost of financing; success of exploration and development activities; timing and success of integrating the business and operations of acquired companies; production levels; uncertainty of reserve estimates; actions by governmental authorities; government regulations and the expenditures required to comply with them (especially safety and environmental laws and regulations); asset retirement obligations; and other circumstances affecting revenues and expenses. Our domestic operations are subject to governmental risks that may impact our operations. Our domestic operations have been, and at times in the future may be affected by political developments and by federal, provincial and local laws and regulations such as restrictions on production, changes in taxes, royalties and other amounts payable to governments or governmental agencies, price or gathering rate controls and environmental protection regulations. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are interdependent upon other factors, and the Company's course of action would depend upon its assessment of the future considering all information then available.

Statements relating to "reserves" are deemed to be forward-looking statements as they involve the implied assessment based on certain estimates and assumptions that the reserves described can be profitably produced in the future.

Readers are cautioned that the foregoing list of important factors is not exhaustive. Although the Company believes that the expectations conveyed by the forward-looking statements are reasonable based on information available to it on the date such forward-looking statements are made, no assurances can be given as to future results, levels of activity and achievements. All subsequent forward-looking statements, whether written or oral, attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. Except as required by law, the Company assumes no obligation to update forward-looking statements should circumstances or Management's estimates or opinions change.


For further information, please contact:


CANADIAN NATURAL RESOURCES LIMITED
2500, 855 - 2nd Street S.W.
Calgary, Alberta
T2P 4J8

TELEPHONE:      (403) 514-7777                   ALLAN P. MARKIN
FACSIMILE:      (403) 514-7888                   Chairman
EMAIL:          IR@CNRL.COM
WEBSITE:        WWW.CNRL.COM                     JOHN G. LANGILLE
                                                 Vice-Chairman

TRADING SYMBOL - CNQ                             STEVE W. LAUT
Toronto Stock Exchange                           President &
New York Stock Exchange                          Chief Operating Officer

                                                 DOUGLAS A. PROLL
                                                 Chief Financial Officer &
                                                 Senior Vice-President, Finance

                                                 COREY B. BIEBER
                                                 Vice-President,
                                                 Finance & Investor Relations